                                                                              May 8, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Sarah Kalin
Facsimile:  (202)  202-772-9202

Re:      Caterpillar Financial Funding Corporation
         Form S-3 Registration Statement (No. 333-132309)

Dear Ms. Kalin:

Pursuant to Rule 461 under the  Securities Act of 1933, as amended,  Caterpillar  Financial  Funding  Corporation,  as Registrant  (the
"Registrant"),  respectfully requests that the above-referenced  Registration  Statement on Form S-3 be declared effective at 9:00 a.m.
(EST) on Wednesday, May 10, 2006, or as soon as practicable thereafter.

The Registrant  acknowledges  that should the Securities and Exchange  Commission (the  "Commission") or the staff,  acting pursuant to delegated  authority,  declare the filing  effective,  it does not foreclose the Commission  from taking any action with respect to the filing;  the action of the Commission or the staff,  acting pursuant to delegated  authority,  in declaring the filing effective,  does not relieve the  Registrant  from its full  responsibility  for the  adequacy  and accuracy of the  disclosure  in the filing;  and the
Registrant  may not assert this action as a defense in any  proceeding  initiated  by the  Commission  or any person  under the federal securities laws of the United States.

Further,  the Registrant  acknowledges  that (i) the  Registrant is responsible  for the adequacy and accuracy of the disclosure in the filings,  (ii) staff  comments  or changes to  disclosure  in response  to staff  comments in the filings  reviewed by the staff do not foreclose the  Commission  from taking any action with respect to the filing and (iii) the  Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Dora Mao of Orrick, Herrington & Sutcliffe LLP at (415) 773-5628 if you have any questions.

Sincerely,

CATERPILLAR FINANCIAL FUNDING CORPORATION

/s/ James A. Duensing

James A. Duensing